UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer Pursuant to Rule 13a-16
or 15d-16 of the Securities Exchange Act of 1934

For the month of June, 2021
Commission File Number 001-39684

CI Financial Corp.
(Translation of registrant’s name into English)

2 Queen Street East Twentieth Floor Toronto, Ontario, Canada M5C 3G7
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F	☐	Form 40-F	☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

DOCUMENTS INCLUDED AS PART OF THIS REPORT

Exhibit

99.1	Credit Agreement, dated May 27, 2021, among CI Financial Corp., The Toronto-Dominion Bank, Canadian Imperial Bank of Commerce and National Bank of Canada.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

CI Financial Corp.
(Registrant)

Date:	June 4, 2021	By:	/s/ Edward Kelterborn
			Name:	Edward Kelterborn
			Title:	Chief Legal Officer

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